Exhibit 4

Execution Version

REPURCHASE AGREEMENT

BETWEEN

ANTERO MIDSTREAM CORPORATION

AND

ANTERO RESOURCES CORPORATION

December 8, 2019

Repurchase Agreement

December 8, 2019

Ladies and Gentlemen:

Introductory.        Antero Midstream Corporation, a Delaware corporation (the “Company”), proposes to repurchase (the “Repurchase”) from Antero Resources Corporation (the “Stockholder”) on the Closing Date (as defined below) shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), subject to the terms and conditions set forth herein.

The Company hereby confirms its agreements with the Stockholder as follows:

Section 1. Purchase, Sale and Delivery of the Subject Shares.

(a)       The Subject Shares. Upon the terms and subject to the conditions set forth herein, the Company agrees to repurchase from the Stockholder, and the Stockholder agrees to sell to the Company, a number of shares of Common Stock equal to the quotient of $100.0 million divided by the Repurchase Price (as defined below), rounded up to the nearest whole number (such shares, the “Subject Shares”). As used herein, “Repurchase Price” shall equal the volume-weighted average price per share of Common Stock on the New York Stock Exchange, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting Common Stock, as reported by Bloomberg L.P., or, if not reported therein, in another authoritative source mutually selected by the Company and the Stockholder, as determined during the period set forth on Schedule 1 hereto; provided, that, after determining the Repurchase Price, to the extent the number of Subject Shares would otherwise exceed 25,000,000, the number of Subject Shares shall be 25,000,000, and to the extent the number of Subject Shares would otherwise be less than 16,666,667, the number of Subject Shares shall be 16,666,667, in each case subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting Common Stock.

(b)       The Closing Date. Payment for the Subject Shares shall be made to the Stockholder in Federal or other funds immediately available in New York City against delivery of the Subject Shares for the Stockholder’s account of the Company on the first business day following the date the Repurchase Price has been determined, or at such other time and on such other date as the Company and the Stockholder shall mutually agree (the “Closing Date”).

(c)       Delivery of the Shares. The Subject Shares shall be registered in such names and in such denominations as the Company shall request in writing prior to the Closing Date. The Subject Shares shall be delivered to the Company on the Closing Date for the account of the Company.

Section 2. Conditions of the Obligations of the Company. The obligations of the Stockholder to deliver the Subject Shares and of the Company to repurchase and pay for the Subject Shares, in each case as provided, shall be subject to the timely performance by the Stockholder and the Company of each of their respective covenants and other obligations hereunder.

If the conditions specified in this Section 2 are not satisfied when and as required to be satisfied, this Agreement may be terminated by the Stockholder (so long as it is not in breach of its obligations pursuant to this Agreement) by notice to the Company or by the Company (so long as it is not in breach of its obligations pursuant to this Agreement) by notice to the Stockholder at any time on or prior to the Closing Date, which termination shall be without liability on the part of any party to any other party, except that Section 6 shall at all times be effective and shall survive such termination.

Section 3. Notices. All communications hereunder shall be in writing and shall be mailed, hand delivered, facsimilied or e-mailed and confirmed to the parties hereto as follows:

If to the Company:

Antero Midstream Corporation

1615 Wynkoop Street

Denver, Colorado 80202

Attention: General Counsel

E-mail: yschultz@anteroresources.com

If to the Stockholder:

Antero Resources Corporation

1615 Wynkoop Street

Denver, Colorado 80202

Attention: General Counsel

E-mail: yschultz@anteroresources.com

Any party hereto may change the address for receipt of communications by giving written notice to the others.

Section 4. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto, and in each case their respective successors, and no other person will have any right or obligation hereunder. The term “successors” shall not include any purchaser of Common Stock from the Stockholder merely by reason of such purchase.

Section 5. Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

Section 6. Governing Law Provisions. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN THAT STATE. The Company and the Stockholder hereby irrevocably and unconditionally (i) agree that any action or proceeding arising out of or in connection with this Agreement shall be brought only in the Chancery Court of the State of Delaware (the “Delaware Court”), and not in any other state or federal court in the United States of America or any court in any other country, (ii) consent to submit to the exclusive jurisdiction of the Delaware Court for purposes of any action or proceeding arising out of or in connection with this Agreement, (iii) waive any objection to the laying of venue of any such action or proceeding in the Delaware Court, and (iv) waive, and agree not to plead or to make, any claim that any such action or proceeding brought in the Delaware Court has been brought in an improper or inconvenient forum.

Section 7. General Provisions. This Agreement may be executed in two or more counterparts, each one of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. The Section headings herein are for the convenience of the parties only and shall not affect the construction or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

Antero Midstream CORPORATION

By:	/s/ Alvyn A. Schopp
	Name:	Alvyn A. Schopp
	Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Antero Resources CORPORATION

By:	/s/ Alvyn A. Schopp
	Name:	Alvyn A. Schopp
	Title:	Chief Administrative Officer, Regional Senior Vice President and Treasurer

Signature Page to Repurchase Agreement